

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
Lindon G. Robertson
Vice President and Chief Financial Officer
GrafTech International Ltd.
12900 Snow Road
Parma, OH 44130

      Re: **GrafTech International Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 26, 2013
              File No. 001-13888

Dear Mr. Robertson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Brian Cascio

              Brian Cascio
              Accounting Branch Chief